[REALNETWORKS, INC. LETTERHEAD]
March 16, 2009
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief David Edgar, Staff Accountant
Re:	RealNetworks, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended September 30, 2008 Form 8-K Filed February 12, 2009 File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated February 19, 2009 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. You will note that we included disclosure in our Annual Report on Form 10-K for the year ended December 31, 2008, filed March 2, 2009 (“2008 Form 10-K”) that addresses certain of the Staff’s comments below.
Form 10-Q for the Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 24
1.	We have read your response to prior comment number 2 and note that you have simply quoted the examples provided by paragraph 28 in supporting your assertions that a triggering event had not occurred and additional disclosure was not necessary in the third quarter. As you have not provided us with any substantive details regarding how management arrived at its conclusions, we do not have enough information to understand your judgment. Please provide us with a robust discussion of specific factors that you considered and the changes between the third and fourth quarter that gave rise to these conclusions. In addition, discuss the adequacy of your third-quarter

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MD&A disclosures in terms of the standards for disclosure of known trends and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response: In Comment number 2 contained in the Staff’s letter dated December 31, 2008, the Staff raised three separate inquiries related to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (“September Form 10-Q”): (1) explain how the Company considered whether or not a decline in the Company’s market capitalization was a triggering event requiring an interim goodwill impairment test pursuant to paragraph 28 of SFAS 142; (2) explain what other factors the Company considered in concluding that an interim goodwill impairment test was not required; and (3) explain what considerations the Company gave to enhancing its risk factors and critical accounting policies related to the valuation of goodwill. We believe, based in part on a telephone conversation between Mr. Edgar and me on February 24, 2009, that the Staff is satisfied with our replies to inquires (1) and (3) above contained in our response dated January 23, 2009. Accordingly, we are providing additional information with respect to inquiry (2) above as well as responding to the additional inquiries contained in Comment 1 above in this letter.

Analysis of Additional Factors for Interim Impairment Test

As summarized in our response dated January 23, 2009, and in accordance with SFAS 142, we employed an events-and-circumstances approach in considering whether an impairment of our goodwill was indicated as of September 30, 2008. Under SFAS 142, an interim assessment of goodwill would have been warranted if it was more likely than not that the fair value of our reporting units had fallen below their respective carrying amounts as of September 30, 2008. In addition to considering declines in market capitalization, as described in our previous response, we also considered whether any of the following events had occurred or circumstances had changed since the date of our last impairment test, which was performed during the quarter ended December 31, 2007 (the “2007 Annual Test”) such that it would be more likely than not that the fair value of our reporting units would be below their respective carrying values as of September 30, 2008.
1. A Significant Adverse Change in Legal Factors or in the Business Climate
In considering a potential significant adverse change in legal factors, we reviewed all existing material litigation as well as potentially material unasserted claims against the Company during the period ended September 30, 2008. Following this review, we concluded during the period ended September 30, 2008 that there were no developments in the legal environment of our business that materially and negatively affected the operations of our business in general, or our reporting units specifically. We also

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considered whether during the period ended September 30, 2008 there were any material new legal requirements or any material changes in existing legal requirements affecting the markets we serve that had a material adverse affect on any of our reporting units and concluded that there were no such developments or changes.

We also considered whether recent declines in the broader market and in the business climate might be reflected in adverse changes specific to our reporting units. As part of this analysis, we noted that during our 2007 Annual Test the fair value for each of our reporting units significantly exceeded its respective carrying value. Specifically, the fair values of our Games, Technology Products and Solutions (“TPS”), Music, and Media Software and Services (“MSS”) reporting units exceeded their carrying values by approximately 214%, 45%, 885% and 110%, respectively. Further, we noted that as of September 30, 2008 our business plans with respect to each reporting unit had not changed significantly since the 2007 Annual Test and that each of our reporting units was performing within a reasonable range of our expectations for the year and generally in-line with the projections used in our 2007 Annual Test. As a result, we did not believe that the recent declines in the broader market and in the business climate resulted in a decline in the fair values of our reporting units sufficient to suggest an impairment in our goodwill as of September 30, 2008.
2. An Adverse Action or Assessment by a Regulator
There are governing bodies, including the Federal Communications Commission, that affect or regulate the operations of certain key customers and vendors with whom we conduct business. As part of our legal review described above, we also monitor and review regulatory actions that potentially affect our key business partners. We observed that during the period ended September 30, 2008 there were no adverse regulatory actions or material changes in the regulatory environment that materially adversely affected our reporting units or our key business partners.
3. Unanticipated Competition
As part of our quarterly business review, our CEO Staff, which includes our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Executive and Senior Vice Presidents, reviews the results of operations for each reporting unit. As part of this review, our CEO Staff generally analyzes the competitive landscape affecting each of our reporting units including, but not limited to, recent consolidation and acquisition activities within the markets served by our reporting units, new entrants into our key markets as well as general business failures impacting any of our key competitors. During the period ended September 30, 2008, we observed no material competitive activities or changes in competition for our reporting units that had a material adverse impact on our business in general, or our reporting units in particular.

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4. A Loss of Key Personnel
As part of the quarterly business review conducted by our CEO Staff, we generally review our business unit human resource requirements, including the impact of attrition on current and expected results of reporting unit operations. In particular, our CEO Staff reviews any current or expected loss of key personnel. During the period ended September 30, 2008, we concluded that there were no losses of key personnel that had a material negative impact on the operations of our reporting units, and there were no expected losses of key personnel that would have a material negative impact on the operations of our reporting units in the near-term.
5. A More-Likely-Than-Not Expectation that a Reporting Unit or a Significant Portion of a Reporting Unit Would be Sold or Otherwise Disposed Of
In May 2008, we announced our intent to separate our casual Games business into an independent company and to distribute shares of the newly created games company to our shareholders. We also announced that we may precede the spin-off with an initial public offering and sale of up to 20% of the shares of the new games company (the “Games IPO”). Our decision to pursue a potential spin-off of our Games business and the Games IPO was based on, among other things, our expectation that the Games business had significant stand-alone value. While these potential transactions may be deemed to be a sale of our Games reporting unit, as of September 30, 2008, we had determined that we would not be making any filings with the SEC in 2008 related to the potential transactions. Accordingly, as of September 30, 2008 it was not clear that it was more likely than not that we would be selling a portion of our Games business in the Games IPO.
6. Impairment(s) Resulting from Testing for Recoverability under SFAS 144 of a Significant Group within a Reporting Unit
In accordance with SFAS 144, we test long-lived assets for recoverability on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Pursuant to SFAS 144, factors that we considered in assessing recoverability during the period ended September 30, 2008 included, but were not limited to, the current and expected cash flows associated with the use of specific long-lived assets, actual or expected changes in our use of specific long-lived assets, and the impact of any significant adverse legal developments that could have a materially negative effect on the value of specific long-lived assets. As part of our process, we reviewed our significant long-lived assets, including key customer

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relationships, our significant developed technology and the significant intangible assets we purchased in connection with our more significant acquisitions, and assessed whether the use of such assets had changed or were expected to change, and the resulting impact, if any, on cash flows or expected cash flows associated with the use or future use of these long-lived assets. In conducting this review during the period ended September 30, 2008, we determined that we did not experience any actual changes in the use of, or expected use of, specific long-lived assets or in the cash flows associated with the use of specific long-lived assets. In addition, during the period ended September 30, 2008, we had not experienced any significant adverse legal developments that had a material negative effect on the value of specific long-lived assets. Accordingly, we concluded that no impairments of long-lived assets were indicated during the period ended September 30, 2008.

Where we concluded that the foregoing events and circumstances did not have a material impact on our business or our reporting units as of September 30, 2008, we also concluded that it was not more likely than not that the fair value of our reporting units had declined below their respective carrying values since we last valued them in connection with our 2007 Annual Test. While there is considerable judgment in determining the timing and nature of events that lead to a conclusion that an interim impairment test is needed under SFAS 142, we believe our analysis of the events and circumstances described above that occurred since our 2007 Annual Test and of the decline in market capitalization we described in our previous response letter provided us with a reasonable basis to conclude that an interim assessment of goodwill was not warranted as of September 30, 2008.

Changes Experienced during the Fourth Quarter of 2008
Revised Long-Term Operating Plan
As described in our recently filed 2008 Form 10-K, we completed our annual goodwill impairment test during the fourth quarter of 2008 and, as a result, recorded impairments for our TPS and Games reporting units totaling $97.0 million and $38.1 million, respectively. A significant input into our annual goodwill assessment is our long-term operating plan, which contains projections for each of our reporting units. During the fourth quarter of 2008, we revised our long-term operating plan to include, among other things, the expected impact on operations resulting from the significant declines observed in the broader economy, including illiquid credit markets, a deteriorating on-line advertising market and reduced consumer discretionary spending, during the fourth quarter of 2008. In light of these observed declines, as well as the uncertainty regarding the extent of future declines, we applied discount rates in our income approach that appropriately reflected the possibility that cash flows from future operations may not be fully realized. These revised projections were a key factor in concluding during our 2008 annual assessment that goodwill was impaired in our TPS and Games reporting units.

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In addition to the projections contained in our revised long-term operating plan, we experienced the following changes in the business of our Games and TPS reporting units during the fourth quarter of 2008, which also contributed to the impairments to goodwill we recorded in the fourth quarter of 2008. Please note that we concluded that our Music and MSS reporting units had no goodwill impairment following the completion of our 2008 annual impairment test.
Changes in Our Games Reporting Unit
In May 2008, we announced our intent to separate our casual Games business into an independent company and to distribute shares of the newly created games company to our shareholders. We also announced that we may precede the spin-off with the Games IPO. During 2008, we incurred significant costs from engaging underwriters and legal counsel to assist us in the process of preparing for these potential transactions. Our decision to pursue a potential spin-off of our Games business and the Games IPO was based on, among other things, our expectation that the Games business had significant stand-alone value that would be attractive to public shareholders. During this process, our underwriters provided us with a preliminary estimate of the fair value of our Games business which was approximately 275% higher than the carrying value of the net assets of our Games reporting unit as of the 2007 Annual Test. However, during the fourth quarter of 2008, we experienced a continued decline in the economy and the U.S. stock market that led us to believe that the perceived value of our Games business as a stand-alone enterprise had declined significantly. We also believed that the uncertainty and continued downturn in the economy during the fourth quarter of 2008 would negatively impact consumer and corporate spending, which in turn would result in reduced demand for the products and services we offer, including those offered by our Games reporting unit.

Given the foregoing changes, we determined in the fourth quarter of 2008 to postpone work with our outside advisors and to stop other external spending on the potential spin-off and the Games IPO, as we believed the market and business conditions we were experiencing would not support these transactions. During the fourth quarter of 2008, we also reduced our projections for the future growth and profitability of our Games business for 2009 and beyond. We reduced these projections because we believed the declines in consumer and corporate spending would negatively impact future revenue generated from sales of our Games subscription services and from advertising sales, which are significant sources of

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revenue for our Games reporting unit. Taken together, the foregoing developments during the fourth quarter of 2008 resulted in a lower estimated fair value of our Games reporting unit in the fourth quarter of 2008, which drove the impairment of goodwill we recorded in that period.
Changes in Our TPS Reporting Unit
In the fourth quarter of 2008, during the process of revising our long-term operating plan and in light of the rapid and steep decline in the financial markets in the fourth quarter in both the U.S. and Korea, where a significant portion of our TPS reporting unit’s revenues and cash flows are generated, we lowered revenue growth forecasts for our TPS reporting unit and projected a decline in revenue for our TPS reporting unit for 2009 and more modest revenue growth in subsequent periods. In addition, we signed a contract extension in December 2008 with one of the largest customers in our TPS reporting unit, which extended the contract for an additional three years, but provided for a lower revenue rate than the previous contract. This newly amended contract was appropriately reflected in our revised long-term operating plan and was a contributing factor to the decline in the carrying value of this reporting unit following our 2008 annual test for impairment.
MD&A Disclosure in Our September Form 10-Q

In light of our analysis of potential indicators of interim impairment of goodwill during the third quarter of 2008 and of the annual test for goodwill impairment that we were preparing to perform in the fourth quarter of 2008, we also considered what additional disclosure, if any, would be required in our September Form 10-Q pursuant to S-K Item 303. S-K Item 303(a)(3)(ii) requires registrants to describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenue or income from continuing operations. Further, the guidance set forth in Section III.B.3 of SEC Release No. 33-8350 (cross-referencing SEC Release No. 33-6835) indicates (1) that a registrant is required to disclose a known trend or uncertainty unless it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, and (2) if the registrant is unable to make the determination set forth in (1), it must evaluate objectively the consequences of the known trend, uncertainty or event assuming it will come to fruition, and provide disclosure unless management determines that it is not reasonably likely that a material effect on the company’s financial condition or results of operations will occur.

As set forth above, in reviewing and applying the relevant indicators for interim impairment of goodwill as of September 30, 2008, we concluded that no interim test was required. At the time we filed our September Form 10-Q, we had not yet begun our annual testing for goodwill impairment primarily because we were revising our long-term

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operating plan to reflect, among other things, the continued decline in the broader economy that became evident during the fourth quarter of 2008 and first quarter of 2009. The revised operating plan was a significant input in evaluating the fair value of our reporting units for the purpose of assessing goodwill for possible impairment in accordance with the first part of the two-step analysis prescribed by SFAS 142. While we were aware that the trading price for our common stock had declined during October 2008, that factor alone was not dispositive to recording a goodwill impairment in the fourth quarter, even if the trading price of our common stock were to continue to decline in the fourth quarter. Accordingly, at the time we filed our September Form 10-Q, we were unable to conclude that it was reasonably likely that we would record an impairment of our goodwill in the fourth quarter of 2008. In addition, even assuming that we would record an impairment of goodwill in the fourth quarter, we could not reasonably predict the magnitude of the impairment, so we were unable to conclude that it was reasonably likely that such an impairment would have a material effect on our financial condition and results of operations for the fourth quarter and full year ended December 31, 2008. As a result, we did not include any disclosure regarding a potential impairment of goodwill in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in the September Form 10-Q.

Notwithstanding our determination to not include disclosure in MD&A in our September Form 10-Q, given the continued decline in our market capitalization and the uncertainty of the outcome of the annual testing for goodwill impairment we would be undertaking during the fourth quarter, we enhanced the risk factor disclosure in our September Form 10-Q to include a description of the risk relating to a potential future impairment in the carrying value of our goodwill. In addition, we also subsequently enhanced our risk factor disclosure and the disclosure contained in MD&A in our 2008 Form 10-K to describe risks and uncertainties related to our future results of operations and financial condition that may arise from uncertainty and adverse conditions in the general economy, including the risk that we may record additional charges for impairment of our goodwill in the future. See the additional risk factor disclosure in “Risk Factors” on pages 22 and 24-25 and the additional MD&A disclosure on pages 34, 52 and 57 of our 2008 Form 10-K.

United States Securities and Exchange Commission
March 16, 2009

Form 8-K Filed February 12, 2009
Exhibit 99.1
We note that for your fourth quarter, the gain on the sale of your interest in Rhapsody America was recorded directly to stockholders’ equity rather than through the statement of operations. Please clarify for us how the application of SAB 51 resulted in this change.

Response: The application of SAB 51 stems from our sale of a non-controlling interest in our Rhapsody America subsidiary in August 2007. MTV Networks (MTVN), a division of Viacom, purchased a 49% stake in Rhapsody America in exchange for a five-year note payable to Rhapsody America with quarterly payments. We account for the note and related payments as a subscription note receivable. As a result, we have initially recorded a contra-equity amount, which will be reduced each quarter as payments are made on the note receivable. We have elected to record the associated gain on the sale of interests in the income statement when payments are made on the note receivable as allowed under SAB 51, provided that all of the criteria in SAB 51 are met.

When a payment is made on the note receivable each quarter, we reassess whether the gain criteria of SAB 51 are met to allow recording of the gain in our income statement. Under SAB 51, we are allowed to record the gain in our income statement if a preponderance of evidence supports income statement recognition. During the fourth quarter of 2008, we concluded that a preponderance of evidence did not support income statement gain recognition. Specifically, we considered the guidance in Questions 2 and 4 of SAB 51 in determining that a gain should not be recorded in the fourth quarter.

As described in our response to Comment 1 above, during the fourth quarter, we revised our long-term operating plan. The revised long-term operating plan reflected a detailed cash flow projection for the Rhapsody America business and the actual operating results of Rhapsody America in the fourth quarter of 2008. The revised long-term operating plan formed the basis for our conclusions that the criteria in Questions 2 and 4 of SAB 51 were no longer met to allow income statement recognition.

Under Question 2 of SAB 51, we continuously evaluate whether there are circumstances or situations that raise concern about the likelihood of realizing the gain from the transaction. In this regard, we noted that there were no ongoing commitments by either us or MTVN to provide additional funding to Rhapsody America. However, in light of the projections in our revised long-term operating plan, coupled with near term projected losses of Rhapsody America, there was doubt as to whether Rhapsody America had sufficient cash to continue its operations and whether Rhapsody America will be restructured. Accordingly, we concluded that it was more than remote that we would be required to take actions that could result in the Company not realizing future gains.

United States Securities and Exchange Commission
March 16, 2009

As discussed in footnote 3 of our 2008 10-K, MTVN holds a put right related to its equity interest in Rhapsody America. The value of the put right is determined based upon a formula that approximates fair value of Rhapsody America as long as its appraised value does not significantly decline. However, if the appraised value of Rhapsody America declines significantly at the point in the future when the put right becomes exercisable, then the put right includes a preferred return due to MTVN. Based on our analysis of the valuation of our reporting units we performed during the fourth quarter, we determined that the current fair value of Rhapsody America declined to the point that we concluded that the likelihood of MTVN’s put right triggering the preferred return when exercisable was no longer remote. We based this conclusion on our consideration that it was now probable that the future value of Rhapsody America when the put right becomes exercisable would be below the value of Rhapsody America at its inception. Therefore, we determined that the put right no longer approximated the fair value of Rhapsody America and that a preferred return due to MTVN would be triggered. Consistent with the guidance in Question 4 of SAB 51, we considered this fact to be analogous to a likely treasury stock transaction for which gains should not be recorded in the income statement. Therefore, commencing in the fourth quarter, the company concluded that further gain should not be recorded in the income statement.

Based on the foregoing analyses, we determined that it was not appropriate to record the gain from sale of subsidiary stock in our income statement in the fourth quarter of 2008.
* * * * *
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser, Chairman and CEO

Robert Kimball, Executive Vice President and General Counsel RealNetworks, Inc.
 Patrick J. Schultheis, Esq.
 Wilson Sonsini Goodrich & Rosati, Professional Corporation
 Mark Gibson
 KPMG LLP